

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 1, 2017

<u>Via E-mail</u>
Mr. Christopher Nelson
Chief Executive Officer
Q2Power Technologies Inc.
1858 Cedar Hill Rd.
Lancaster, Ohio 43130

      Re: **Q2Power Technologies Inc.**
               Form 10-KT for the Fiscal Year Ended December 31, 2015
               Filed April 14, 2016
               File No. 0-55148

Dear Mr. Nelson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ W. John Cash

                    W. John Cash
                    Accounting Branch Chief

                    Office of Manufacturing and Construction